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                                                               Rule 424(b)(3)
                                                               File No. 33-61559
PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS AND PROSPECTUS SUPPLEMENT, EACH DATED SEPTEMBER 1, 1995)



                           MERRILL LYNCH & CO., INC.
                          MEDIUM-TERM NOTES, SERIES B
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

                       FLIP-IN NOTES DUE OCTOBER 10, 2000


Original Issue Date:   October 10, 1995     Maturity Date:     October 10, 2000
Principal Amount:      $40 million


     This Prospectus Supplement relates to $40,000,000 aggregate principal amount of Notes which the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and which the Underwriter has agreed to purchase from the Company, at a price of 99.55% of the principal amount thereof. The Underwriter has advised the Company that it proposes to offer the Notes to the public at varying prices relating to prevailing market prices at the time of resale.


                            DESCRIPTION OF THE NOTES

GENERAL

     The Medium-Term Notes, Series B of Merrill Lynch & Co., Inc. (the "Company") offered hereby are "Flip-in Notes due October 10, 2000" and are referred to in this Prospectus Supplement as the "Notes". On any April 10 or October 10 on or after October 10, 1996 (each, an "Optional Conversion Date"), the Company may exercise an option to convert the Notes from Fixed Rate Notes to Regular Floating Rate Notes (the "Flip-in Option"), on notice given to the Holders of the Notes as provided in the Indenture not more than 20 nor less than 10 Business Days prior to such Optional Conversion Date.

PRIOR TO EXERCISE OF THE FLIP-IN OPTION

     Prior to exercise by the Company of the Flip-in Option, the Notes will be Fixed Rate Notes. Certain provisions of the Fixed Rate Notes are more fully described in the accompanying Prospectus and Prospectus Supplement. The Notes will bear interest at the rate of 7.00% per annum until the earlier of (i) the principal amount thereof is paid or made available for payment and (ii) the Flip-in Option is exercised. Interest payments on the Notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid (or from and including the Original Issue Date, if no interest has been paid with respect to the Notes), to, but excluding, the related Interest Payment Date, Maturity or Optional Conversion Date, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the Notes will be payable semiannually on April 10 and October 10 of each year, commencing April 10, 1996, and at Maturity if the Flip-in Option is not exercised. Otherwise, the terms of the Notes will be as described in the accompanying Prospectus and Prospectus Supplement.

SUBSEQUENT TO EXERCISE OF THE FLIP-IN OPTION

     On and after the date on which the Flip-in Option is exercised, if any, the Notes will be Regular Floating Rate Notes. Certain provisions of the Regular Floating Rate Notes are more fully described in the accompanying Prospectus and Prospectus Supplement. The Interest Rate Basis will be LIBOR; the Index Currency will be U.S. Dollars; the Index Maturity will be 3 Months; the Designated LIBOR Page will be Telerate Page 3750; the Spread


          The date of this Prospectus Supplement is October 4, 1995.
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will be +0.25%.  The Interest Reset Dates will be January 10, April 10, July 10 and October 10 of each year, commencing on the date on which the Flip-in Option is exercised. The Interest Payment Dates will be January 10, April 10, July 10 and October 10 of each year, commencing on the January 10 or July 10 following the date on which the Flip-in Option is exercised. Interest payments on the Notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid (or from the date on which the Flip-in Option is exercised, for the initial payment as a Regular Floating Rate Note), to but excluding the related Interest Payment Date or Maturity. Interest on the Notes will be computed on the basis of the actual number of days during the period for which payment is being made, divided by 360. Interest on the Notes will be computed and payable as a Regular Floating Rate Note as described in the accompanying Prospectus and Prospectus Supplement.


            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion supplements the discussion contained in the accompanying Prospectus Supplement under the heading "Certain United States Federal Income Tax Considerations--U.S. Holders--Original Issue Discount".

     The OID Regulations do not specifically address the proper United States Federal income tax treatment of a debt instrument which provides the issuer with an option to convert the interest rate from a fixed rate to a floating rate, such as the Flip-in Option applicable to the Notes. It is also unclear whether the tax treatment of the Notes is properly governed by the OID Regulations or whether alternatively the Notes constitute contingent payment debt obligations. Accordingly, the proper United States Federal income tax treatment of the Notes is uncertain.

     Due to the lack of authority directly addressing the proper United States Federal income tax treatment of the Notes, since the OID Regulations contain an analogous set of rules which apply to debt instruments which provide for alternative payment schedules upon the occurrence of certain contingencies or the exercise of certain options, although not expressly applicable to the Notes, the Company intends to apply similar rules for purposes of calculating the amount and accrual of original issue discount on the Notes. Based upon such an approach, the Company intends to assume that the Company will not exercise the Flip-in Option and that the Notes will accrue interest at the 7% per annum fixed rate until the Maturity Date and intends to treat such fixed interest on the Notes entirely as qualified stated interest. Under this approach, if the Company in fact exercises the Flip-in Option, the Notes will be deemed to be reissued for an issue price equal to the Principal Amount and the floating interest rate of the LIBOR Rate plus 0.25% will constitute qualified stated interest. Accordingly, under this approach, the Notes will not be treated as having been issued with any original issue discount. Where required, the Company intends to file information returns with the IRS in accordance with the foregoing treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring another treatment of the Notes for United States Federal income tax purposes. There can be no assurance, however, that the IRS will agree with the foregoing treatment, and it is possible that the IRS could assert another treatment which could result in the Notes being treated as having original issue discount.

     Prospective investors in the Notes are urged to consult their own tax advisors regarding the proper United States Federal income tax treatment of the Notes.



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